DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000

212-450-4593

March 8, 2002

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following documents:

(1) a presentation regarding Gamesa's final year results for 2001 and financial forecast for 2002; and

(2) a communication by Gamesa regarding its collaborative agreement with Unión Fenosa Energias Especiales and TME Australia Pty Ltd to develop wind farm projects in Australia.

dlw 3/14

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Ines C. Velasco

Ines C. Velasco
Legal Assistant

Enclosure
cc w/ encs: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

Gamesa, S.A.
Information Furnished Pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934
File No. 82-5201

Item 1

Gamesa

2001 FINAL YEAR RESULTS

2002 FINANCIAL FORECAST





February 2002

Agenda

- 2001
  - Executive Summary
  - Key Issues
  - Financial Statements
- 2002
  - Financial Forecast

Gamesa

2001
Executive Summary

- Growth in activity not represented in Consolidated Revenues due to Consolidated Adjustments.

Aggregated Revenues	899	1,033	15 %
Intercompany Adjustments	- 137	- 291	112 %
Consolidated Revenues	762	742	- 3 %

- Improved margins in all business units.

Aggregated EBITDA	172	219	27 %
Intercompany Adjustments	- 3	- 13	333 %
Consolidated EBITDA	169	206	22 %

- Improved profitability. Meeting initial estimates despite of conservative accounting policies.

Aggregated Net Income	50	74	48 %
Intercompany Adjustments	-5	-12	240 %
Consolidated Net Income	45	62	37 %

Gamesa

2001
Key Issues. Renewable Energies (I)

- The growth of the Renewable Energies Division (both in Revenues and Net Income) is diluted in the consolidated figures because of the adjustments for sales of equipment and services to Gamesa's own windfarms.
- During 2001, Gamesa Energía has installed 250 MW doubling the existing installed capacity and reaching a total installed power of 503 MW. Despite of no official figures being available, this figure could represent around 30% of the total installed capacity in Spain in 2001.
- During 2001 Gamesa Eólica has sold 1,014 WTG equivalent to 735 MW, representing a 3% growth versus year 2000.
- Gamesa Eólica has installed 649 MW (+ 3%) representing a market share in Spain above 75% (according to APPA figures).

2001
Key Issues. Renewable Energies (II)

- Gamesa has acquired to Vestas its 40% stake in Gamesa Eólica at a price of EUR 287 MM.
- This transaction provides the company the right to sell WTG without geographical or time constrains opening the potential of the international markets.
- Gamesa signed the acquisition of SODENA's 9% stake in Gamesa Eólica at a price of EUR 64 MM.
- Gamesa acquires in April 2001 the gearbox manufacturer Echesa at a price of EUR 10 MM (P/E 2001 = 4.5 x) in order to gain know how about the design, behaviour and preventive maintenance of gearboxes.

2001
Key Issues. Aeronautics

- During 2001 Gamesa Aeronáutica has delivered 177 units of the ERJ 145 (156 units in 2000).
- Start of deliveries of the CRJ 700 to Bombardier. 7 units delivered.
- Agreement with Airbus for the participation in the A-380 programme.
- Adjustment of Gamesa Aeronautica's cost structure to the new delivery situation

Gamesa

Agenda

- 2001 Financial Statements

2001 Financial Statements
Consolidated Financial Statements. P&L Highlights

[illegible]	[illegible]	[illegible]	[illegible]
Revenues	742	762	- 3%
EBITDA	206	169	+ 22 %
EBIT	150	95	+ 57 %
Net Income	**62**	**45**	**+ 38 %**

EPS	**0.77**	**0.56**	**+ 37 %**

Gamesa

2001 Financial Statements
Divisional Breakdown

G. Aeronautica	298	255	17 %	54	45	20 %	26	10	160 %	26	10	160 %
G. Componentes	32	41	- 23 %	4	3	33 %	2	1	100 %	2	1	100 %
G. Energía	57	35	62 %	49	28	75 %	11	4	175 %	10	3	233 %
G. Eólica	482	436	11 %	95	74	28 %	48	41	17 %	29	21	38 %
Goodwill + SESA	-	-	-	-1	-	-	-3	-	-	-3	-	-
G. Servicios	149	113	32 %	10	7	43 %	4	4	13 %	4	4	15 %
G. Central	15	19	- 27 %	8	15	- 47 %	6	11	- 83 %	6	11	- 83 %
Adjustments	-291	-137	112 %	-13	-3	- 77%	-13	-3	-333 %	-12	-5	-140 %
GAMESA	742	762	-3 %	206	169	22 %	81	69	38 %	62	45	37 %

Gamesa

2001 Financial Statements
Capital Expenditures

Central	**1.63**	**1.10**
Aeronautics	**57.07**	**104.65**
- Structures	48.49	86.87
- Components	8.58	17.78
Renewables	**70.76**	**215.25**
- Generation	44.33	192.68
- WTG Manufacturing	24.99	20.43
- Services	1.43	2.13
Total	**129.47**	**321.00**

Gamesa

2001 Financial Statements
Financial Debt By Business Units

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Consolidated	644.97	230.88	875.86	
Aeronautics				
- Structures	116.74	50.06	166.80	32% Soft Loan
- Components	2.81	19.27	22.09	
Renewables				
- Generation	261.82	139.18	401.00	Non Recourse
- WTG Manufacturing	30.58	12.79	43.37	
- Services	0.00	8.06	8.06	
Corporate	233.01	1.50	234.51	Vestas Deal

Note: G. Eolica includes Echesa

Note: G. Corporate includes the bridge loan for the Vestas transaction

Gamesa

2001 Financial Statements
Consolidated Income Statement

Gamesa Income Statement EUR MM	Dec 2000	%	Dec 2001	%	GROWTH
Revenues	**761,7**	100%	**742,0**	100%	-3%
Capitalized in-house work	105,6	14%	259,8	35%	146%
Cost of goods sold	-528,4	-69%	579,6	78%	-210%
Personnel expenses	-107,7	-14%	-142,5	-19%	32%
Other expenses	-62,2	-8%	-74,2	-10%	19%
EBITDA	**169,1**	22%	**205,5**	28%	22%
Depreciation	-68,6	-9%	-39,1	-5%	-43%
Provisions	-5,6	-1%	-14,5	-2%	157%
EBIT	**94,9**	12%	**149,9**	20%	58%
Financial Results	-15,9	-2%	-24,5	-3%	54%
Affiliates & goodwill amort.	-0,8	0%	-1,9	0%	143%
Ordinary Income	**78,3**	10%	**123,6**	17%	58%
Extraordinary Income	13,2	2%	-14,4	-2%	-209%
EBT	**91,5**	12%	**112,0**	15%	22%
Taxes	-22,6	-3%	-28,2	-4%	24%
After-tax earnings	**68,8**	9%	**81,0**	11%	18%
Outside shareholders	-23,7	-3%	-19,0	-3%	-20%
Net profit at Controlling Co.	**45,1**	6%	**62,1**	8%	37%

Agregated Revenues	**899,0**		**1.033,0**		15%
Intercompany Adjustments	-137,0		-291,0		112%
Agregated Net Profit	**50,4**		**74,5**		48%
Intercompany Adjustments	-5,3		-12,4		135%

Gamesa

2001 Financial Statements
Consolidated Balance Sheet

Gamesa Balance Sheet					
EUR MM	Dec 2000	%	Dec 2001	%	GROWTH
Net fixed assets	445,4	46%	984	60%	121%
Current assets	517,7	54%	656	40%	27%
Total Assets	**963,1**	100%	**1.640**	100%	70%
Equity	200,5	21%	257	16%	28%
Capital and reserves	155,4	16%	195	12%	25%
After-tax earnings (Cont. Co.)	45,1	5%	62	4%	37%
Outside shareholders	33,8	4%	18	1%	-46%
Subsid.,Consol.diff.&Prov.	61,5	6%	58	4%	-6%
Fin. Debt: current & long-term	386,2	40%	876	53%	127%
Other liabilities	281,0	29%	431	26%	53%
Total Liabilities	**963,1**	100%	**1.640**	100%	70%

Gamesa

2001 Financial Statements
G. Energía Income Statement

G.Energía Income Statement					
EUR MM	Dec 2000	%	Dec 2001	%	GROWTH
Revenues	**35,3**	100%	**57,2**	100%	62%
Capitalized in-house work	8,3	24%	17,5	31%	110%
Cost of goods sold	-8,0	-23%	-11,7	-21%	47%
Personnel expenses	-2,8	-8%	-5,2	-9%	82%
Other expenses	-4,9	-14%	-9,2	-16%	88%
EBITDA	**27,9**	79%	**48,5**	85%	74%
Depreciation	-14,4	-41%	-16,1	-28%	12%
Provisions					
EBIT	**13,5**	38%	**32,4**	57%	140%
Financial Results	-8,0	-23%	-12,3	-21%	55%
Affiliates & goodwill amort.	0,1	0%	-0,2	0%	-269%
Ordinary Income	**5,7**	16%	**19,9**	35%	250%
Extraordinary Income	0,6	2%	-1,5	-3%	-362%
EBT	**6,2**	18%	**18,4**	32%	195%
Taxes	-2,4	-7%	-7,1	-12%	191%
After-tax earnings	**3,8**	11%	**11,3**	20%	197%
Outside shareholders	-0,4	-1%	-1,7	-3%	363%
Net profit at Controlling Co.	**3,4**	10%	**9,6**	17%	179%

Gamesa

2001 Financial Statements
G. Energía Balance Sheet

G.Energía Balance Sheet					
EUR MM	Dec 2000	%	Dec 2001	%	GROWTH
Net fixed assets	226	81%	457	81%	102%
Current assets	51	19%	108	19%	109%
Total Assets	**277**	100%	**565**	100%	104%
Equity	59	21%	81	14%	38%
Capital and reserves	45	16%	69	12%	52%
After-tax earnings (Cont. Co.)	14	5%	13	2%	-7%
Outside shareholders	6	2%	9	2%	51%
Subsid.,Consol.diff.&Prov.	2	1%	2	0%	-17%
Fin. Debt: current & long-term	187	67%	401	71%	115%
Other liabilities	24	9%	72	13%	202%
Total Liabilities	**277**	100%	**565**	100%	104%

Gamesa

2001 Financial Statements
G. Eólica Income Statement

G.Eólica Income Statement					
EUR MM	Dec 2000	%	Dec 2001	%	GROWTH
Revenues	**436,3**	100%	**482,1**	100%	11%
Capitalized in-house work	7,2	2%	8,2	2%	14%
Cost of goods sold	-310,6	-71%	-330,7	-69%	6%
Personnel expenses	-21,5	-5%	-28,5	-6%	33%
Other expenses	-36,8	-8%	-35,7	-7%	-3%
EBITDA	**74,5**	17%	**95,4**	20%	28%
Depreciation	-8,4	-2%	-11,7	-2%	39%
Provisions	-5,3	-1%	-11,4	-2%	114%
EBIT	**60,8**	14%	**72,3**	15%	19%
Financial Results	-1,2	0%	-1,8	0%	48%
Affiliates & goodwill amort.					
Ordinary Income	**59,6**	14%	**70,5**	15%	18%
Extraordinary Income			-0,9	0%	
EBT	**59,6**	14%	**69,6**	14%	17%
Taxes	-18,1	-4%	-21,7	-4%	20%
After-tax earnings	**41,5**	10%	**47,9**	10%	16%
Outside shareholders			-0,0	0%	
Net profit at Controlling Co.	**41,5**	10%	**47,9**	10%	16%

Gamesa

2001 Financial Statements
G. Eólica Balance Sheet

G.Eólica Balance Sheet					
EUR MM	Dec 2000	%	Dec 2001	%	GROWTH
Net fixed assets	48	16%	67	18%	38%
Current assets	258	84%	302	82%	17%
Total Assets	**306**	100%	**368**	100%	20%
Equity	56	18%	109	29%	94%
Capital and reserves	15	5%	61	16%	316%
After-tax earnings (Cont. Co.)	41	14%	48	13%	16%
Outside shareholders			0	0%	
Subsid.,Consol.diff.&Prov.	15	5%	20	5%	31%
Fin. Debt: current & long-term	27	9%	43	12%	60%
Other liabilities	208	68%	197	53%	-5%
Total Liabilities	**306**	100%	**368**	100%	20%

Gamesa

2001 Financial Statements
G. Servicios Income Statement

G.Servicios Income Statement					
EUR MM	Dec 2000	%	Dec 2001	%	GROWTH
Revenues	**113,2**	100%	**149,0**	100%	32%
Capitalized in-house work	0,0	0%	0,0	0%	-46%
Cost of goods sold	-60,2	-53%	-87,8	-59%	46%
Personnel expenses	-36,5	-32%	-39,5	-27%	8%
Other expenses	-9,7	-9%	-12,2	-8%	26%
EBITDA	**6,9**	6%	**9,5**	6%	38%
Depreciation	-0,9	-1%	-1,1	-1%	17%
Provisions	-0,1	0%	-0,4	0%	189%
EBIT	**5,8**	5%	**8,0**	5%	37%
Financial Results	-0,3	0%	-0,9	-1%	163%
Affiliates & goodwill amort.					
Ordinary Income	**5,5**	5%	**7,1**	5%	29%
Extraordinary Income	-0,1	0%	0,0	0%	-145%
EBT	**5,4**	5%	**7,1**	5%	33%
Taxes	-1,5	-1%	-2,8	-2%	83%
After-tax earnings	**3,8**	3%	**4,3**	3%	13%
Outside shareholders	-0,0	0%	0,0	0%	-187%
Net profit at Controlling Co.	**3,8**	3%	**4,4**	3%	15%

Gamesa

2001 Financial Statements

G. Servicios Balance Sheet

G.Servicios Balance Sheet					
EUR MM	Dec 2000	%	Dec 2001	%	GROWTH
Net fixed assets	3,2	5%	3,4	4%	8%
Current assets	56,3	95%	77,3	96%	37%
Total Assets	**59,5**	100%	**80,7**	100%	36%
Equity	13,9	23%	18,4	23%	33%
Capital and reserves	10,1	17%	14,0	17%	39%
After-tax earnings (Cont. Co.)	3,8	6%	4,4	5%	15%
Outside shareholders	0,2	0%	0,1	0%	-46%
Subsid.,Consol.diff.&Prov.	0,2	0%	0,1	0%	-48%
Fin. Debt: current & long-term	15,3	26%	8,1	10%	-47%
Other liabilities	30,0	50%	54,1	67%	80%
Total Liabilities	**59,5**	100%	**80,7**	100%	36%

Gamesa

2001 Financial Statements
G. Aeronáutica Income Statement

G.Aeronáutica Income Statement					
EUR MM	Dec 2000	%	Dec 2001	%	GROWTH
Revenues	**295,8**	100%	329,3	100%	11%
Capitalized in-house work	25,4	9%	37,7	11%	49%
Cost of goods sold	-214,5	-72%	-226,5	-69%	6%
Personnel expenses	-45,8	-15%	-66,8	-20%	46%
Other expenses	-12,5	-4%	-16,6	-5%	33%
EBITDA	**48,4**	16%	57,2	17%	18%
Depreciation	-44,4	-15%	-9,5	-3%	-79%
Provisions	0,1	0%	-1,7	-1%	-1911%
EBIT	**4,2**	1%	46,0	14%	1002%
Financial Results	-5,5	-2%	-9,5	-3%	71%
Affiliates & goodwill amort.					
Ordinary Income	**-1,4**	0%	36,5	11%	-2773%
Extraordinary Income	12,8	4%	-8,9	-3%	-169%
EBT	**11,4**	4%	27,7	8%	142%
Taxes					
After-tax earnings	**11,4**	4%	27,7	8%	142%
Outside shareholders					
Net profit at Controlling Co.	**11,4**	4%	27,7	8%	142%

Gamesa

2001 Financial Statements
G. Aeronáutica Balance Sheet

G.Aeronáutica Balance Sheet					
EUR MM	Dec 2000	%	Dec 2001	%	GROWTH
Net fixed assets	175,6	50%	233,5	55%	33%
Current assets	178,0	50%	192,9	45%	8%
Total Assets	**353,6**	100%	426,5	100%	21%
Equity	80,1	23%	110,4	26%	38%
Capital and reserves	68,7	19%	82,7	19%	20%
After-tax earnings (Cont. Co.)	11,4	3%	27,7	6%	142%
Outside shareholders					
Subsid.,Consol.diff.&Prov.	20,8	6%	25,9	6%	25%
Fin. Debt: current & long-term	156,5	44%	188,9	44%	21%
Other liabilities	96,3	27%	101,2	24%	5%
Total Liabilities	**353,6**	100%	426,5	100%	21%

Gamesa

Agenda

- 2002. Financial Forecast

2002 Financial Forecast
Gamesa Consolidated

[illegible]	[illegible]	[illegible]	[illegible]
Revenues	742.00	928.79	25%
EBITDA	205.50	269.72	31%
Net Income	**62.06**	**77.48**	**25%**

- **The current forecasts of the different business units allow us to consider the 2002 guidance as reliable.**
- **The sale of windfarms to third parties and the in time execution of Gamesa Eolica's clients' windfarms are the main aspects for the fulfilment of the annual guidance of Gamesa.**

2002 Financial Forecast
Gamesa Energía

Revenues	57.21	108.44	90%
EBITDA	48.51	104.55	116%
Net Income	**9.57**	**33.32**	**248%**

- **The 2002 guidance includes the sale of 142 MW of windfarms to third parties.**
- **The objective of reducing the leverage and goodwill generated by the acquisition to Vestas and Sodena of the 49% stake in Gamesa Eólica will make Gamesa try to sell a higher amount of MW.**
- **The current contacts and actions under development permit considering that the number of MW to be sold during 2002 will be higher than the 142 MW indicated.**

2002 Financial Forecast
Gamesa Eólica

[illegible]	[illegible]	[illegible]	[illegible]
Revenues	482.12	600.14	24%
EBITDA	95.37	120.40	26%
Net Income	**47.93**	**62.19**	**30%**

- **The revenue forecast represents the sale of more than 1,100 WTG, corresponding to more than 950 MW.**
- **This level of activity will be more intense in the second half of the year due to the traditional seasonality of Windfarm installation.**
- **The current clients with signed agreements confirm a demand of WTG higher than the one indicated for the windfarms expected to be installed.**
- **Consequently, assuming no significant delays in our client's windfarms, we can consider the guidance reliable.**

Gamesa

2002 Financial Forecast
Gamesa Servicios

Revenues	148.95	190.82	28%
EBITDA	9.48	11.51	22%
Net Income	**4.36**	**5.41**	**24%**

- **The current backlog and the recurrent entrance of new orders, characteristic of the services activity, allows considering the guidance provided as achievable.**

Gamesa

2002 Financial Forecast
Gamesa Aeronáutica

Revenues	329.28	276.82	-16%
EBITDA	57.18	42.22	-26%
Net Income	**27.66**	**19.73**	**-29%**

Note: Structures and Components

- **The revenues of Gamesa Aeronáutica is based upon the the delivery of the following products:**
  - **ERJ 145 (120 planes)**
  - **CRJ 700 (26 planes)**
  - **ERJ 170 (12 planes)**
  - **S 92 (5 Helicopters)**
- **The existing information from our clients permits considering this forecasts as reliable.**

Gamesa

2002 Financial Forecast
Gamesa Central & Consolidated Adjustments

[illegible]	[illegible]	[illegible]	[illegible]
Revenues	-261.60	-247.43	-5%
EBITDA	-5.03	-8.95	78%
Net Income	**-27.46**	**-43.16**	**57%**

Gamesa

2002 Financial Forecast
Financial Calendar

[illegible]	[illegible]	[illegible]
Q1 Report	15th of May	-Only Consolidated Figures
H1 Report	30th of August	-Divisional Figures -Revision of Forecasts
Q3 Report	15th of November	-Only Consolidated Figures
H2 Report	28th of February	-Divisional Figures -Forecast for Next Year

Gamesa

Forward Looking Statement

Certain information in this presentation, including the information concerning economic and industry outlooks, prospective product developments, uses of cash and revenue and earnings forecasts, is forward-looking statements. This information is made available pursuant to the safe harbor provisions for "forward looking statements" as defined under the securities laws. Our operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward looking statements. The words "believe", "may", "will", estimate", "continue", "anticipate", intend", "expect", forecast" and similar words are intended to identify forward looking statements.

We underttake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Actual results and performance could differ substantially from those anticipated in our forward-looking statements.

Gamesa

Gamesa

2001 FINAL YEAR RESULTS

2002 FINANCIAL FORECAST





February 2002

Gamesa, S.A.
Information Furnished Pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934
File No. 82-5201

Item 2

Gamesa

UNION FENOSA

The collaboration agreement foresees the promotion of 14 sites in four estates, with an estimated power of 450MW.

Union Fenosa Energias Especiales, Gamesa, and TME sign an agreement to develop wind farm projects in Australia.

Madrid, 07-03-2002.- Union Fenosa Energias Especiales, Gamesa, and TME Australia Pty Ltd have signed a collaboration agreement to develop 14 wind projects in Australia. The purpose of this agreement is to begin an analysis of this market, and in a later stage, if the projects are considered feasible, jointly develop and exploit wind farms in this country.

The three companies foresee the analysis of 14 sites in Australia, with an estimated power of 450MW located in the Australian estates of Victoria, New South Wales, Tasmania and Australian Capital Territory. Union Fenosa Energias Especiales, Gamesa, and TME Australia have already started with the wind measures in four of these sites, and shortly will begin in the rest.

For Union Fenosa Energias Especiales, subsidiary of Union Fenosa dedicated to the development and exploitation of electric energy installations in special regime with own or shared resources, the agreement is included in their strategy of analysis and development of the wind energy in international markets.

Gamesa Energia, in the frame work of its internationalisation strategy, has reached the antipodes through a collaboration agreement with Union Fenosa Energias Especiales, and TME Australia Pty Ltd. for the development and promotion of wind farms in Australia.

The Australian electric system is based in coal plants, which represent nearly the 85% of the total generated energy, and has one of the highest worldwide level of CO2 emissions. The wind energy weight in the Australian national energy plan is really small. Nowadays, there are only 72MW of wind energy installed in the whole country.

Recently, the Australian authorities have approved a renewable energies bill that includes a system of green certificates in the whole country, imposing sanctions to all the utilities not reaching their renewable energy provision quota.

The Australian government objective is to install 9,500MW from renewable energies by the year 2010.